BRF S.A.

Publicly-held Company

CNPJ no. 01.838.723/0001-27

NIRE 42.300.034.240

MINUTES OF THE ORDINARY ANNUAL GENERAL MEETING AND 1st/15 EXTRAORDINARY GENERAL MEETING

HELD ON APRIL 08th, 2015

(Drawn up in the summary format, as provided for in article 130, § 1,

of Law no. 6404 of December 15th, 1976)

DATE, TIME AND PLACE: April 8th, 2015, at 11:00 am, at the headquarters of BRF S.A. ("Company"), in the city of Itajaí, State of Santa Catarina, on Rua Jorge Tzachel, no. 475, neighborhood Fazenda, CEP 88.301-600.

ATTENDANCE: Shareholders representing 76.69% of the capital stock with voting rights, as evidenced by the records and signatures contained in the Shareholders' Attendance List, thus evidencing the existence of a legal quorum for holding the General Meeting. Also present: the Vice-Chairman of the Board of Directors and Coordinator of the Statutory Audit Committee, Mr. Sérgio Ricardo Silva Rosa; Global CEO, Mr. Pedro de Andrade Faria; the Vice-President of Finance and Investor Relations, Mr. Augusto Ribeiro Junior; the Vice Presidents, Mr. Gilberto Antonio Orsato, and José Roberto Pernomian Rodrigues; President of the Tax Council, Mr. Attilio Guaspari; the representative of Ernst & Young Terco Auditores Independentes S.S., Mr. Luiz Carlos Passetti; and the representative of Carvalhosa & Eizirik Advogados, Mr. Marcus de Freitas Henriques. Also present by the corporate office in São Paulo: the Chairman of the Board of Directors, Mr. Abilio dos Santos Diniz, the Directors: Messrs. José Carlos Reis Magalhães and Walter Fontana Filho and Vice-President Mr. Rodrigo. Reghini Vieira, pursuant to the provisions of Articles 134, § 1, and 164 of Law 6,404 of December 15, 1976 ("Corporation Law").

LEGAL PUBLICATIONS: (i) CALL NOTICE: published in Valor Econômico (national edition) on February 28th and on days March 03rd and 04th, 2015 and in the Diário Oficial of the State of Santa Catarina, on days March 02nd, 03rd and 04th, 2015 and in Diário Catarinense on February 28th, 2015 March 02nd and 03rd, 2015; and (ii) FINANCIAL STATEMENTS: Financial Statements were published in the Diário Oficial of the State of Santa Catarina, and Diário Catarinense on February 27th, 2015 and Valor Econômico (national edition) on February 27th and 28th, 2015 respectively , pursuant to Articles 124 and 133 of the Corporations Law.

CHAIR: Mr. Sérgio Ricardo Silva Rosa, Vice Chairman of the Board of Directors of the Company assumed as Chairman of the AGM, pursuant to article 12, § 1 of the Company's Articles of Association, and invited me, Marcus de Freitas Henriques, to act as secretary.

AGENDA: In the Ordinary Annual General Meeting: 1. examine and vote the Management Report, the Financial Statements and other documents for the year ended on 12.31.2014, and decide on the allocation of net income; 2. ratify the distribution of remuneration to shareholders (interest on capital and dividends), as approved by the Board of Directors; 3. approve the number of nine members to compose the Board of Directors, subject to the provisions of article 16, heading, of the Articles of Association; 4. elect the Board of Directors; 5. appoint the Chairman and the Vice Chairman of the Board of Directors, pursuant to the provisions of § 1 of Art. 16 of the Articles of Association; 6. elect the members of the Fiscal Council In the Special Extraordinary General Meeting:. 1. determine the annual remuneration of the management and the Fiscal Council for the year 2015 and ratify the annual and aggregate remuneration held in 2014; and 2. approve the amendment to (i) Stock Option Plan; (Ii) Restricted Stock Option Plan.

SUMMARY OF RESOLUTIONS: Initially, it should be stated that it was approved, by majority vote of the attending members, the preparation of these minutes in the form of summary and publication with the omission of attending shareholders' signatures, in accordance with article 130, paragraph 1 and 2 of Corporations Law. After reading, analysis and discussion of the items on the agenda, shareholders, abstaining from voting the legally impeded:

At the Annual Ordinary General Meeting: 1. Approved, by majority vote of the attending members, the administration accounts and financial statements for the year ended on December 31, 2014, together with a management report, the explanatory notes, the opinions of the independent auditors and the Statutory Audit Committee and decided on the annual summary report of the Statutory Audit Committee, and decided on the allocation of Net Income in the amount of (a) R$ 2,225,035,830.87 (two billion, two hundred twenty-five million, thirty-five thousand, eight hundred and thirty reais and eighty-seven cents); and (b) Actuarial Gains: R$ 33,163,680.00 (thirty-three million, one hundred sixty-three thousand, six hundred and eighty reais); totalling to R$ 2,258,199,510.87 (two billion, two hundred fifty-eight million, one hundred and ninety-nine thousand, five hundred and ten reais and eighty-seven cents) in net income to be Allocated: as follows: (i) Legal Reserve: R$ 111,251,791.54 (one hundred and eleven million, two hundred fifty-one thousand, seven hundred ninety-one reais and fifty-four cents), corresponding to 5% (five percent) of Net Income pursuant to article 193 of Corporations Law, (ii) Value Allocated for Interest on Equity: R$ 737,765,000.00 (seven hundred thirty-seven million, seven hundred sixty-five thousand reais) (iii)

Additional Dividends Proposed: R$ 86,489,000.00 (eighty-six million, four hundred and eighty-nine thousand reais) (iv) Reserve for Capital Increase: R$ 451,639,902.17 (four hundred fifty-one million, six hundred thirty-nine thousand nine hundred and two reais and seventeen cents); (v) Reserve for expansion: R$ 730,684,585.12 (seven hundred and thirty million, six hundred eighty-four thousand, five hundred eighty-five reais and twelve cents) (vi) Tax Incentive Reserve: R$ 140,369,232.04 (one hundred and forty million, three hundred sixty-nine thousand, two hundred and thirty-two reais and four cents 2. Ratified, by majority vote of the attending members, the payment of remuneration (interest on equity and dividends) to shareholders, totaling R$ 824,254,000.00 (eight hundred twenty-four million, two hundred fifty-four thousand reais), corresponding to R$ 0.948357530 per share, of which: (i) R$ 361,000 .000,00 (three hundred sixty-one million reais), corresponding to R$ 0.41421437 per share, were paid as interest on capital, on August 15, 2014, as approved by the Board of Directors in the 99th/2014 Extraordinary Meeting of the Board of Directors held on June 18, 2014; and (ii) R$ 376,765,000.00 (three hundred seventy-six million, seven hundred sixty-five thousand reais), corresponding to R$0.43441923 per share, as interest on equity and R$86,489,000,00 (eighty-six million, four hundred and eighty-nine thousand reais), corresponding to R$ 0.09972393 per share, as additional dividends were paid on February 13, 2015, as approved by the Board of Directors on 12th/2014 Ordinary Meeting of the Board of Directors held on December 18, 2014. 3. Approved, by majority vote of the attending members that the Board of Directors shall consist of 9 (nine) members, in accordance with article 16, heading, of the Articles of Association. 4. Approved, by majority vote of the attending members, the election of effective and alternate members, of the Board of Directors for a unified two (2) years term of office, until the Annual General Meeting to be held in 2017, with the possibility of re-election: (i) as independent effective member, Mr. Abilio dos Santos Diniz, Brazilian, married, business administrator, bearer of Id. Card RG no. 1,965,961 SSP/SP, registered with CPF/MF under no. 001.454.918-20, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as its independent alternate member, Mr. Eduardo Pongracz Rossi, Brazilian, married, business administrator, bearer of Id. Card RG no. 17847499 X-SSP/SP, registered with CPF/MF under no. 162.864.248-30, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, (ii) as effective member, Mr. Marco Geovanne Tobias da Silva, Brazilian, married, economist, bearer of Id. Card RG no. 718 147 SSP/DF, CPF/MF under no. 263225791-34, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as his alternate member, Mr. Sérgio Ricardo Miranda Nazaré, Brazilian, married, economist, bearer of Id. Card

RG no. 664 181 SSP/DF, CPF/MF under no. 245.212.211-49, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, (iii) as effective member, Mr. Vicente Falconi Campos, Brazilian, married, engineer, bearer of Id. Card RG no. MG-1476273 SSP/MG, registered with CPF/MF under no. 000.232.216-15, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as his alternate member, Mr. Mateus Affonso Bandeira, Brazilian, married, engineer, bearer of Id. Card RG no. 7039179523 SJS/RS II, CPF/MF under no. 572.483.970-91, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000,(iv) as independent effective member, Mr. Walter Fontana Filho, Brazilian, married, economist, bearer of Id. Card RG no. 4,250,008 SSP/SP, registered with CPF/MF under no. 947.648.408-04, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, neighborhood Jardim Europa, CEP 01455-000, and, as its independent alternate member, Mr. Eduardo Fontana D'Ávila, Brazilian, married, civil engineer, bearer of Id. Card RG no. 5.142.157 SSP/SP, registered with CPF/MF under no. 947.648.328-87, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, (v) as independent effective member, Mr. Luiz Fernando Furlan, Brazilian, married, chemical engineer and business administrator, bearer of Id. Card RG no. 2,985,393 SSP/SP, registered with CPF/MF under no. 019.489.978-00, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as its independent alternate member, Mr. Roberto Faldini, Brazilian, married, business administrator, bearer of Id. Card RG no. 3182138-8 SSP/SP, registered with CPF/MF under no. 070.206.438-68, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, (vi) as effective member, Mr. José Carlos Reis de Magalhães Neto, Brazilian, married, business administrator, bearer of Id. Card RG no. 22390173-8 SSP/SP, registered with CPF/MF under no. 286.951.128-02, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as his alternate member, Mr. Fernando Shayer, Brazilian, married, lawyer, bearer of Id. Card RG no. 22218916-2 SSP/SP, registered with CPF/MF under no. 066.182.178-14, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, (vii) as independent effective member, Mr. Manoel Cordeiro Silva Filho, Brazilian, married, business administrator, bearer of Id. Card. 01-11458-1 CRA-RJ, registered with CPF/MF under no. 253.571.747-68, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as its independent alternate member, Mr. Mauricio da Rocha Wanderley, Brazilian, married, economist, bearer of Id. Card RG no. 07562152-4 IFP/RJ, registered with CPF/MF under no. 001.911.777-92, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, (viii) as independent effective member, Mr. Paulo Guilherme Farah Correa, Brazilian, married, economist, bearer of Id. Card RG No. 06544016-3 SSP/RJ, registered with CPF/MF under no. 000.303.317-14, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as his alternate member, Mr. Arthur Prado Silva, Brazilian, married, lawyer, bearer of Id. Card RG no. 085823607 IFP/RJ, registered with CPF/MF under no.991897047-20, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000;and (ix) as independent effective member, Mr. Henri Philippe Reichstul, Brazilian, married, economist, bearer of Id. Card RG no. 3798203-5 SSP/SP, registered with CPF/MF under no. 001.072.248-36, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, neighborhood Jardim Europa, CEP 01455-000, and, as its independent alternate member, Mr. Jose Violi Filho, Brazilian, married, economist, bearer of Id. Card RG no. 7,304,502 SSP/SP, registered with CPF/MF under no. 737.575.518-34, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000 neighborhood. 5. Designated by majority vote of the attending members, Mr. Abilio dos Santos Diniz, as Chairman of the Board of Directors, and Mr. Marco Geovanne Tobias da Silva, as Vice Chairman of the Board of Directors, pursuant to article 16, § 1 of the Company's Articles of Association. 6. Approved, in individual election of the candidates presented, by majority vote of the attending members, the election of effective and alternate members of the Fiscal Council, with term of office until the Company's next Annual General Meeting, with possibility of re-election: (i) as independent effective member, Mr. Attilio Guaspari, Brazilian, married, engineer, bearer of Id. Card. 2,816,288 SSP/SP, registered with CPF/MF under no. 610.204.868-72, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as its independent alternate member, Mrs. Susana Hanna Stiphan Jabra, Brazilian, divorced, economist, bearer of Id. Card RG no. 7366839-4 SSP/SP, registered with CPF/MF under no. 037.148.408-18, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, (ii) as effective member, Mr. Marcus Vinicius Dias Severini, Brazilian, married, accountant and engineer, bearer of Id. Card RG no. 81119427-3 IFP/RJ, registered with CPF/MF under no. 632.856.067-20, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as his alternate member, Mr. Marcos Tadeu de Siqueira, Brazilian, married, business administrator, bearer of

Id. Card RG no. M3397086 SSP/MG, registered with CPF/MF under no. 945.554.198-04, with business address in the City of Brasilia, Federal District, at SBN – Quadra 1 - Bloco C – 8º andar neighborhood Asa Norte, CEP 70040-903; and (iii) as independent effective member, Mr. Reginaldo Ferreira Alexandre, Brazilian, married, economist, bearer of Id. Card RG no. 8,781,281 SSP/SP, registered with CPF/MF under no. 003.662.408-03, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000, and, as its independent alternate member, Mr. Walter Mendes de Oliveira Filho, Brazilian, married, economist, bearer of Id. Card RG no. 6,692,636 SSP/SP, registered with CPF/MF under no. 686.596.528-00, with business address in the City of São Paulo, State of São Paulo, Rua Hungria, 1400, 5º andar, Jardim Europa, CEP 01455-000.

At the Extraordinary General Meeting: 1. Approved, by majority vote of the attending members, the annual remuneration for Administrators and Fiscal Council in the amount of R$ 65 million, including extra remuneration for the month of December/2015 in the amount corresponding to a monthly fee. The amount proposed for the annual remuneration for Administrators and Fiscal Council of up to R$ 65 million refers to proposed limit for fixed remuneration (salary or management fees, direct and indirect benefits and social security contributions) and benefits due to cessation of the exercise of the office, not including the variable remuneration (profit sharing) and values related to the Stock Option Plan and Restricted Stock Option Plan of the Company. Also ratified the annual remuneration of the Administrators and the Fiscal Council in the year 2014 in the amount of R$ 61,557,810.59. 2. Approved, by majority vote of the attending members, the Stock Option Plan in accordance with Annex 1 to these minutes and the Restricted Stock Option Plan in accordance with Annex 2 hereto, pursuant to Article 168, § 3 of the Corporations Law. DOCUMENT ATTACHED:. 1. Option Plan of Stock Option 2. Restricted Stock Option Plan; 3. Shareholders' Attendance List DOCUMENT FILED WITH THE COMPANY: 1. Call Notice; 2. Financial Statements for the year ended on December 31, 2014, together with the management report, the explanatory notes, the opinions of the independent auditors and the Fiscal Council and the annual summary report of the Statutory Audit Committee; 3. Proxies granted by the shareholders; 4. Statements of vote received by the Chair CLOSURE:. Having nothing further to address, the meeting was closed and these minutes drawn up in summary form, read and approved and signed by the attending shareholders. Itajaí/SC, April 08th, 2015. Chair: Sérgio Ricardo Silva Rosa - Chairman; and Marcus de Freitas Henriques - Secretary. Attending shareholders, according to the attached list. Excerpt of the minutes drawn up in Book of Minutes of the Company’s Annual and Extraordinary General Meetings No. 1 pages 345-368, in accordance with Article 130, § 3 of the Corporations Law. Itajaí/SC, April 8th, 2015.

Sérgio Ricardo Silva Rosa

Chairman of the General Meeting

Vice Chairman of the Board of Directors

Marcus de Freitas Henriques

Secretary

José Roberto Pernomian Rodrigues

Legal & Corporate Relations Vice President

OAB/SP nº 109,655

Annex I - Stock Option Grant Plan

STOCK OPTION GRANT PLAN OF BRF S.A. (Approved by the Ordinary and Extraordinary General Shareholders Meeting held on April 8, 2015)

STOCK OPTION GRANT PLAN

The current Stock Option Plan is governed by the following provisions and the applicable legislation.

1.            Definitions

1.1.        The terms below, when used here with initials in capital letters shall have the meanings assigned to them below, unless expressly provided otherwise:

“Stock” means ordinary, nominative, book entry stocks without Compy’s nominal issue amount granted to the Beneficiaries;

“Beneficiaries” means the Eligibles elected by the Board of Directors, pursuant to paragraph 4.2 (b) below, and in favor of which the Company grant one or more Stock Options under this Plan;

“BM&FBOVESPA” means the BM&FBOVESPA S.A. - Stock Exchange, Commodities and Futures;

"Committee" means the committee established to advise the Board of Directors of the Plan, pursuant to item 4.1 below;

"Company" means the BRF SA publicly-held company, headquartered in Jorge Tzachel Street, 475, Bairro Fazenda, CEP: 88301-600, City of Itajaí, Santa Catarina State, CNPJ / MF under No. 01838 .723 / 0001-27;

"Board of Directors" means the Company's Board of Directors;

"Stock Option Agreement" means the particular instrument of stock options granting agreement between the Company and the Beneficiary, through which the Company grants options to the Beneficiary;

"Grant Date" except as otherwise expressly provided in this Plan or in the Stock Option Agreement, means, in respect of options granted to each of the beneficiaries, the signing date of the Stock Option Agreement by which such options are granted;

"Termination" means the termination of the legal relationship administrator or employee between the Beneficiary and the Company or company controlled, for any reason, including without limitation resignation, removal, replacement or termination of office without re-election to the position of manager, application for resignation or dismissal, with or without cause, termination of contract of service, retirement, permanent disability and death. For clarity, it is established that any shutdown of the office of director or employee of the Beneficiary, or other companies under its control, followed by election and investiture or hiring such Beneficiary to another post of director, statutory or otherwise, does not characterize Termination, for purposes of this Plan;

“IPCA” means Price Index on Broad Consumer, published by the Brazilian Institute of Geography and Statistics;

“Stocks” means stock Options stocks granted by the Company to the Beneficiaries, under this Plan;

"Eligible Persons" means people who can be chosen as beneficiaries under item 3.1 below;

“Plan” means the present Stock Options Grant Plan;

“Strike Price” means the price to be paid by the Beneficiary to the Company in payment of the Stocks to acquire through the exercise of their options, as determined in section 7.1 below; and

"Prohibition of Trading" means the prohibition on sale or offer for sale of Stocks, as set out in item 5.4.1 below.

2.            Plan Objectives

2.1.        The Plan aims to allow the Eligible Persons, subject to certain conditions, to acquire Stocks, in order to: (a) stimulating the expansion, success and the achievement of social objectives of the Company; (b) aligning the interests of shareholders of the Company to the Eligible Persons; (c) allow the Company or other companies under its control to attract and retain (s) linked the Eligible Persons and encourage the creation of value; and (d) share risks and gains equally between shareholders and Eligible Persons.

3.            Eligible Persons

3.1.        May be elected by the Board of Directors as Beneficiaries of stock options under the Plan, the directors, statutory or otherwise, and people occupying other positions in the Company or other companies under its control, in accordance with item 4.2 (b) below.

3.2.        Members of the Board of Directors may not be elected as beneficiaries of stock options. Nevertheless, members of the Board of Directors who are also members of the board may, acting as directors, receive grants of Company stock options.

4.            Plan Administration

4.1.        The Plan will be administered by the Board of Directors, which may, the relevant legal provisions observed, constitute a Committee specially created to advise it in the administration of the Plan.

4.2.        In compliance with the general conditions of the Plan and the guidelines established by the Company's General Shareholders Meeting, the Board of Directors shall have broad powers to take all necessary and appropriate measures for the administration of the Plan, including:

(a)          the creation and application of general rules for the granting of stock options under the Plan, and the doubts solution of interpretation of the Plan;

(b)          the election of the Beneficiaries among the Eligible Persons, and the authorization to grant stock options in their favor, establishing all the conditions of the Stock Options to be granted as well as the modification of such conditions when necessary or appropriate;

(c)          the issuance of new Stocks within the limit of the authorized capital or the authorization for the sale of treasury Stocks to satisfy the exercise of options granted under the Plan; and

(d)          approve the Stock Option Agreements to be entered into between the Company and each Beneficiary, subject to the provisions of the Plan.

4.3.                 In exercising its authority, the board of directors will be subject only to the limits of the law and the regulations of the securities and exchange commission and the terms of the plan, it being understood that the board of directors may treat differently administrators and employees or other companies under its control that are in a similar situation and is not bound by any rule of equality or analogy to extend to all beneficiaries the conditions that it deems applicable only to one or some, in its sole discretion. The board of directors may also establish special treatment for exceptional cases for the effectiveness of each option right, provided that the rights already granted are not affected to the beneficiaries or the basic principles of the plan. Such exceptional circumstance shall not constitute a precedent for other beneficiaries.

4.4.                 The deliberations of the board of directors are binding for the company in respect of all matters relating to the plan.

5.            Stock Options Grant

5.1.        Annually, or whenever it deems appropriate, the Board of Directors will approve the granting of stock options, choosing the Beneficiaries in favor of whom will be granted stock options under the Plan, setting the exercise price of the stock options and the payment conditions, establishing the terms and conditions of exercise of the Options and imposing any other conditions related to such stock options.

5.2.        Each Stock Option will entitle the beneficiary to acquire one (1) Stock, subject to the terms and conditions set forth in the Stock Option Agreement.

5.3.        The Stock Options grants under the Plan is carried out by entering into Stock Option Agreements between the Company and the Beneficiaries, which shall, without prejudice to other conditions determined by the Board of Directors: (a) the amount of the grant object stock options ; (b) the Company's performance goals and other terms and conditions for acquiring the right to exercise the stock options; (c) the deadline for exercising the stock options; and (d) the Exercise Price and payment terms.

5.4.        The Board of Directors, may make the exercise of stock option to certain conditions and restrictions on the transfer of shares acquired through the exercise of stock options, and may also reserve for the Company repurchase stock options and / or preemptive rights in case of sale by beneficiary of those Stocks.

5.4.1.     Without prejudice to item 5.4 above, for a period of one (1) year of their exercise date stock option, the Beneficiaries may not sell, assign and / or offer to sell the Stocks acquired through the exercise of stock options. If the Beneficiary does not have the resources to fund the exercise of the Options shall be transmitted to sell the necessary Stocks to pay the exercise of the costs and taxes of the stock options. The number of Stocks subject to sale restriction will be calculated according to the formula below:

N = Q - V1

Where:

N = number of Stocks subject to the Prohibition of Trading

Q = number of Stocks available for exercise

V = amount of any necessary actions to fund the exercise of the stock options plus costs and taxes on the sale.

V = Ep x Q / { Sp - [ IT x (Sp – Ep) ] }

Where:

Ep = Exercise Price of stock options;

Sp = Sell Price of stock options;

C = costs of the stocks sale transaction as a percentage of the total sales value;

IT = income tax rate on selling stocks.

5.5.        The Stock Option Agreements shall be concluded individually with each Beneficiary, and the Board of Directors to establish differentiated terms and conditions for each Stock Option Agreement, without application of any rule of equality or analogy between the Beneficiaries, even if they are in similar or identical situations.

5.6.        The Plan is legal transaction consideration of exclusively mercantile nature and does not create any obligation of labor or social security nature between the Company and the Beneficiaries, whether directors, statutory or otherwise, and people occupying other positions in the Company or other companies under its control.

5.7.        This Plan and related Stock Option Agreements (i) do not create any rights other than those expressly provided for in its own terms, (ii) do not give stability or guarantee employment or stay in the condition of administrator or employee, (iii) or harm the right of the Company or other companies under its control, at any time and as appropriate, terminate the employment contract or to terminate the mandate or the relationship with the Beneficiary, (iv) do not guarantee the right to re-election or reappointment functions in the Company or other companies under its control.

5.8.        The Stock Options granted under the Plan, as well as their exercise by the Beneficiaries, have no connection or are linked to the legal relationship between the parties, their remuneration, fixed or variable, or any profit sharing, not even the implementation of their employment contracts.

5.9.        Nevertheless anything to the contrary in the Plan or in the Option Agreement, the Stock options granted under the Plan shall be extinguished automatically, stopping all its full effects right in the following cases:

(a)          upon their full exercise;

(b)          after the expiration of the Stock Option;

(c)          by of the Stock Option Agreement termination;

(d)          by decision of the General Shareholders Meeting, under item 10.1 below;

(e)          if the Company is dissolved, liquidated or declared bankrupt; or

(f)           the Beneficiary's severance of cases, subject to the provisions of section 9.2 of this Plan.

6.            Stocks Subject to the Plan

6.1.        Subject to the adjustments provided for in section 11.2 below, the total number of Stocks that may be acquired under the Plan shall not exceed 2% (two percent) of the common stocks, with no par value, representing the total share capital of the Company , corresponding on this date to 17,449,465 (seventeen million four hundred and forty-nine thousand, four hundred sixty-five) common stocks, registered, with no par value issued by the Company, provided that the total number of issued Stocks or to be issued under the Plan is always within the Company's authorized capital limit. If any stock option is terminated or canceled without having been fully exercised, the Stocks related to such stock options become available will again for future grants of stock options.

6.2.        In order to satisfy the exercise of Stock options granted under the Plan, the Company may, at the discretion of the Board of Directors, issue new Stocks within the authorized capital limit or sell shares held in treasury.

6.3.        Shareholders will not have preemptive rights in the granting or exercise of Stock options under the Plan, as provided for in Article 171, Paragraph 3, of Law 6,404 / 76.

6.4.        The Shares acquired as a result of the exercise of stock options under the Plan will maintain all the rights of their species, except for the prohibition periods trading of Stocks as provided by law and applicable regulations, the provisions of item 5.4.1 above, as well as possible as otherwise determined by the Board of Directors.

7.            Exercise Price

7.1.        The exercise price of the granted under the Plan stock options will be determined by the Board of Directors on the Grant Date, provided that it will never be lower than the average Company's Stocks quotation at the BM & FBOVESPA, weighted by trading volume, in twenty (20) recent trading sessions prior Granting Date, restated by IPCA, or other content that may be determined by the Board of Directors.

7.2.        The Exercise Price shall be paid by the Beneficiaries as determined by the Board of Directors.

8.            Exercise of Stock Options

8.1.        Without prejudice to other terms and conditions set forth in the respective Stock Option Agreements, the stock options become exercisable to the extent that their beneficiaries remain continuously connected as an administrator or employee of the Company or other companies under its control, the period between the date Grant and the dates specified below, as follows:

(a)          1/4 (a fourth) of Stock Options may be exercised from the first (1st) anniversary of the Grant Date;

(b)          1/4 (a fourth) of Stock Options may be exercised from the second (2nd) anniversary of the Grant Date;

(c)          1/4 (a fourth) of Stock Options may be exercised from the third (1st) anniversary of the Grant Date; and

(d)          1/4 (a fourth) of Stock Options may be exercised from the fourth (4th) anniversary of the Grant Date.

8.1.1.     The stock options will be exercisable until the last business day of the calendar year in which to complete the sixth (6th) anniversary of the Grant Date. Stock Options not exercised within the stipulated terms and conditions shall be considered automatically terminated, without any compensation.

8.2.        The Beneficiary who wishes to exercise their Stock Options shall notify the Company in writing of its intention to do so and indicate the number of stock options that you wish to pursue, in accordance with the communication model to be timely disclosed by the Board of Directors.

8.3.        The Board of Directors may decide to suspend the right to exercise the stock options, whenever situations that, under the law or regulations, restrict or prevent the trading of Stocks by the Beneficiaries.

8.4.        No Beneficiary shall have any rights and shareholder of the Company privileges until their Stock Options are duly exercised and their Stocks acquired or subscribed under the Plan and respective Stock Option Agreement. No action will be delivered to the Beneficiary through the exercise of the Stock Option unless all legal and regulatory requirements have been fully complied with.

9.            Hypothesis of Termination and its Effects

9.1.        In the Beneficiary's severance of cases, the rights granted to him in accordance with the Plan may be terminated or modified, as set forth in item 9.2 below.

9.2.        If, at any time, the Beneficiary:

(a)          is dismissed from the Company as a result of being (i) dismissal with cause, as provided in the Consolidation of Labor Laws; or (ii) removal from office for violating the duties and administrator assignments, such as those provided for in art. 153 to 157 of Law 6,404 / 76 and its subsequent amendments; or (iii) Beneficiary's negligence in the performance of duties arising from his officer; or (iv) criminal conviction related to felonies; or (v) the practice, by the Beneficiary, of dishonest or fraudulent acts against the Company or against companies under its control; or (vi) any act or omission resulting from fraud or Beneficiary's fault and that is prejudicial to the business, image, or financial condition, its shareholders, or any companies under its control; or (vii) significant violation of the act governing the exercise of statutory company officer signed by the Beneficiary with the Company and / or the companies under its control or any amendments to such an agreement or contract; or (viii) failure of the Company's Bylaws and / or companies under its control and other corporate provisions applicable to the Beneficiary, as administrator, all options exercisable or not yet exercisable in accordance with the respective Stock Option Agreement, on the date of Termination, shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation;

(b)          is dismissed from the Company as a result of being fired without cause or removal from office without violation of the duties and administrator assignments, or will the beneficiary himself, resigning from his job or resigning his office of director: (i) the outstanding exercisable Stock Options according to the respective Stock Option Agreement, on the date of Termination, shall be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation; and (ii) exercisable Stock Options according to the respective Stock Option Agreement, on the date of Termination, may be exercised, within the thirty (30) days from the date of Termination, after which they will be automatically extinguished, as of right, without prior warning or notice, and without any right to compensation;

(c)          leaves the Company due to retirement or permanent disability: (i) the stock options not yet exercisable in accordance with the respective Stock Option Agreement, on the date of dismissal, they shall be automatically terminated, and (ii) exercisable Stock Options in accordance with respective Stock Option Agreement, on the date of Termination, may be exercised within 60 (sixty) days from the shutdown date, after which the same shall be automatically canceled by operation of law, regardless of prior notice or notification, and without any right to compensation; and

(d)          leaves the Company due to death: (i) the outstanding exercisable Stock Options according to the respective Stock Option Agreement on the date of its dismissal, automatically become exercisable and may be exercised by the Beneficiary's legal successors within six (6) months from the date of Termination, after which will be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation; and (ii) exercisable Stock Options according to the respective Stock Option Agreement on the date of death may be exercised by the Beneficiary's legal successors, within six (6) months from the date shutdown after that they will be automatically canceled by operation of law, without prior warning or notice, and without any right to compensation.

9.3.        Nevertheless provisions of item 9.2 above, the Board of Directors may, at its sole discretion, whenever it deems that social interests are better served by such a measure, fails to observe the rules stipulated in item 9.2, giving particular the differential treatment beneficiary, provided they do not bring harm to the beneficiary.

10.          Effective Term of the Plan

10.1.      The Plan shall become effective on the date of its approval by the Company's General Shareholders Meeting and shall remain in force for an indefinite period and may be terminated at any time by decision of the General Shareholders Meeting. The Plan shall end not affect the effectiveness of the stock options still in force granted based on it, nor the validity of any repurchase stock options and / or preemptive rights in case of transfer by the Beneficiary of those Stocks and the Prohibition of Sale in terms of items 5.4 and 5.4.1 above.

11.          General Provisions

11.1.      The Stock Options grants under the Plan shall not prevent the Company from engaging in corporate restructuring operations, such as transformation, merger, spin-off and merger of shares. The Board of Directors and the companies involved in such operations may, at its discretion, decide on the effects of the operation to the Stock options granted to the event date.

11.2.      If the number, type and class of existing Stocks on the date of approval of the Plan be changed as a result of bonuses, splits, reverse splits or conversion of shares of a type or class into another or conversion into shares of other securities issued by the Company , the Board of Directors, to make the corresponding adjustment in the number, type and class of shares covered by the Stock options granted and their respective exercise price, in order to maintain the balance of relations between the parties, avoiding distortions in the implementation of the Plan.

11.3.      No provision of the Plan or Stock Option granted under the Plan shall grant to any Beneficiary the right to remain as administrator and / or employee of the Company, nor interfere in any way the right of the Company, at any time and subject to legal conditions and contract, terminate the employee's employment contract and / or discontinue the trustee's mandate.

11.4.      Each Beneficiary shall expressly adhere to the terms of the Plan, by written declaration, without any exception, as defined by the Board of Directors.

11.5.      The Board of Directors, in the interest of the Company and its shareholders, may revise the terms of the Plan, provided it does not change its basic principles.

11.6.      Any significant legal change regarding the regulation of corporations, public companies, in labor legislation and / or tax effects of a plan of options, may cause the full review of the Plan.

11.7.      The Stock Options granted under this Plan are personal and not transferable, the Beneficiary may not, under any circumstances, assign, transfer or otherwise dispose of any third party the stock options, or the rights and obligations inherent to them.

11.8.      The cases shall be governed by the Board of Directors, asked when he deems it appropriate, the General Shareholders Meeting. Any Stock Option granted under the Plan is subject to all the terms and conditions set forth herein, terms and conditions shall prevail in case of inconsistency regarding the provisions of any agreement or document mentioned in this Plan.

Annex II – Restricted Stocks Plan

RESTRICTED STOCKS PLAN OF BRF S.A. (Approved by the Ordinary and Extraordinary General Shareholders Meeting held on April 8, 2015)

1.            Provide copy of the proposed plan

Here attached to this copy of the proposed Restricted Stock Plan of the Company, to be submitted for approval by the Annual and Extraordinary General Shareholders Meeting to be held on April 8, 2015 (the "Plan").

2.            Inform main features of the proposed plan, identifying:

a.           Potential beneficiaries

May be elected as beneficiaries of grants of restricted stock the directors, statutory or not, and other persons performing positions at the Company, or other companies under its control, all proposed members made subject to approval by the Board of Directors ("Beneficiaries").

b.           Maximum number of options to be granted

The Plan involves the granting of stocks and not of stock options.

c.            Maximum number of stocks covered by the plan

The maximum number of stocks that may be granted under the Plan shall not exceed 0.5% (half percent) of the common stocks, with no par value, representing the total stock capital of the Company, corresponding on this date, the 4,362,366 (four million, three hundred sixty-two thousand, three hundred sixty-six) common shares, registered, with no par value issued by the Company.

d.           Terms of purchase

The Board of Directors will determine the granting of restricted stocks to investment by the beneficiary in the acquisition of the Company's stocks with the use of their variable compensation under the terms and conditions set forth in the Plan.

The rights of beneficiaries in relation to the restricted stocks will only be fully acquired is checked, all of the following conditions:

(i)                  Beneficiaries remain continuously connected as an administrator or employee of         the Company for the period between the grant date and the third (3rd) anniversary of         the grant date; and

(ii)                Company achieve the “Total Share Return” - TSR (indicator of total return to shareholders, calculated from the price of the Company's shares on the last business day of each fiscal year, plus the dividends per share paid by the Company since the date of grant, with the premise that dividends will be reinvested the Company itself, and such indicator obtained through consultation to information from Bloomberg news agency or, failing that, for an equivalent) to be set by the Board of Directors in their grant agreements, which must be determined at the end of each anniversary of the grant date during the period between the grant date and the third (3rd) anniversary of the grant date.

Additionally, the Board of Directors may make the acquisition of rights related to restricted stocks to certain conditions, and impose restrictions on transfer, and may also reserve for the Company repurchase options and / or preemptive rights in case of sale by such Beneficiary same restricted stock.

While the restricted stock rights are not fully acquired under the terms and conditions set out above, the Beneficiary may not engage, sell, assign, sell or transfer, directly or indirectly, the Company's stocks acquired with their variable compensation.

e.            Detailed criteria for setting the exercise price

The plan provides for the grant of stocks and not of stock options. The stocks will be granted on payment of variable remuneration to which they are entitled Beneficiaries, and there is therefore, exercise price.

f.            Criteria for determining the time of exercise

See item 2 (d).

g.           Form of options settlement

                Not applicable

h.           Criteria and events that, when checked, will cause the suspension, modification or termination of the plan

Change: Any significant legal change regarding the laws and regulations of corporations, public companies, in labor legislation and / or tax effects of a grant plan actions, may cause the full review of the Plan.

Extinction: The Plan may be terminated at any time by decision of the Company's General Shareholders Meeting.

3.            Justify the proposed plan, explaining:

a.                 The main objectives of the plan

The Plan aims to grant restricted stock to eligible persons as beneficiaries, with a view to: (a) stimulating the expansion, success and the achievement of social objectives of the Company; (b) aligning the interests of shareholders of the Company to eligible persons; and (c) allow the Company or the companies under its control to attract and retain tied eligible persons.

b.                 The way the plan contributes to these goals

The Company, to establish a differentiated and competitive investment opportunity for its executives, expected to align the actions of participants in this long-term stocks plan to the vision of the shareholders and investors of the Company, conditioning gain long-term executive to the continuation of business and thereby promoting sustainable and committed attitude of the participants in this plan.

c.                  How the plane falls into the remuneration policy of the company

The Plan intends to complement the compensation of its executives package, enhancing the level of alignment and retention of its key executives.

d.                 How the Plan aligns to the interests of beneficiaries and the company's on short, medium and long term

The implementation of the Plan strengthens the expectation of the shareholder and the company's investor to create the vision and the long-term commitment in the executive, promoting knowledge, skills and behaviors necessary to the continuation of business.

4.            Estimating the costs of the company under the plan, according to accounting rules that address this issue

To calculate the estimated expenses of the Plan, was considered:

 1) Stock price on the grant date;

 2) Labor charges and FGTS

Thus, the value determined for the plan is BRL 52,899,000.00 (fifty-two million, eight hundred and ninety-nine thousand reais).